Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1) OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND FOR THE SIX MONTHS THEN ENDED AND RELATED NOTES INCLUDED IN THIS REPORT AND (2) OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007 AND THE OTHER INFORMATION CONTAINED IN SUCH ANNUAL REPORT AND (3) OUR REPORT OF FORM 6-K, FILED JULY 28, 2008.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total sales for the periods indicated.

	Six Months Ended June 30,
	2007	2008

Sales	100%	100%
Cost of sales	60.27	59.35
Gross profit	39.73	40.65

Research and development costs	8.39	13.08
Selling and marketing expenses	6.18	9.11
General and administrative expenses	4.28	6.14
Operating Income	20.88	12.32

Financial income, net	2.78	3.95

Income before income taxes	23.66	16.27

Income tax expenses	1.44	0.28

Net Income	22.22	15.99

Sales in the six months ended June 30, 2008 increased by 1.7% to $12,875 thousand compared to $12,666 thousand in the six months ended June 30, 2007. Sales in the three months ended March 31, 2008 were $7,703 thousand. Sales in the three months ended June 30, 2008 were $5,172 thousand, a 21.8% decrease compared to sales in the three months ended June 30, 2007.

Gross profit in the six months ended June 30, 2008 was $5,234 thousand compared to $5,032 thousand in the six months ended June 30, 2008. Gross profit as a percentage of sales in the six months ended June 30, 2008 was 40.7%, compared to 39.7% in the six months ended June 30, 2007. Our gross profit is largely dependent on the mix of products we sell during a specific period. The slightly higher gross profit percentage in the six months ended June 30, 2008 was primarily a result of such a change to the mix of sold products.

Research and development expenses, gross, in the six months ended June 30, 2008 increased by 58.4% to $1,684 thousand compared to $1,063 thousand in the six months ended June 30, 2007. This increase was mainly attributed to a continued weakening of the US Dollar against the New Israeli Shekel (a significant portion of our Research and development expenses are incurred in New Israeli Shekels) and to our continued investment in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Selling and marketing expenses in the six months ended June 30, 2008 increased by 50.0% to $1,173 thousand compared to $782 thousand in the six months ended June 30, 2007, mainly due to a continued weakening of the US Dollar against the New Israeli Shekel (a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels) and to our continued investment in the promotion of our server networking products.

General and administrative expenses in the six months ended June 30, 2008 increased by 45.9% to $791 thousand compared to $542 thousand in the six months ended June 30, 2007, primarily due to a continued weakening of the US Dollar against the New Israeli Shekel (a significant portion of our General and administrative expenses are incurred in New Israeli Shekels).

Financial income in the six months ended June 30, 2008 increased by 44.6% to $509 thousand compared to $352 thousand in the six months ended June 30, 2007. The increase was primarily a result of an increase in funds available for investments.

In the six months ended June 30, 2008 we recorded current income tax expenses of $225 thousand and deferred income tax of $189 thousand, compared to $200 thousand income tax expenses and deferred income tax of $17 thousand in the six months ended June 30, 2007.

In the six months ended June 30, 2008 we recorded net income of $2,059 thousand compared to net income of $2,814 thousand in the six months ended June 30, 2007 , a 26.8% decrease, despite comparable sales in the respective periods. This decrease was mainly due to the increase in our operational expenses as described above.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the change in valuation of the NIS in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

As of June 30, 2008, we had working capital of $20,675 thousand and our current ratio (current assets to current liabilities) was 4.85. Cash and cash equivalents as of June 30, 2008 decreased by $4,603 thousand to $9,613 thousand compared with $14,216 thousand as of December 31, 2007. Short-term marketable securities increased by $2,613 thousand and long-term marketable securities increased by $6,589 thousand. The net increase of $4,559 thousand in these three balance sheet items in the six months ended June 30, 2008 was mainly due to the net cash provided by operating activities, and to the exercise of warrants.

Trade receivables decreased to $4,201 thousand as of June 30, 2008 from $6,545 thousand as of December 31, 2007, mainly due to the decrease in sales in the second quarter of 2008, as compared to sales in the fourth quarter of 2007. Other receivables increased from $338 thousand to $341 thousand.

Trade payables increased from $2,997 thousand at the end of 2007 to $3,258 thousand at June 30, 2008. Other payables and accrued liabilities increased from $1,715 thousand at the end of 2007 to $2,106 thousand at June 30, 2008.

Cash provided by operating activities in the six months ended June 30, 2008 amounted to $4,084 thousand compared to cash provided by operating activities in the amount of $1,134 thousand in the six months ended June 30, 2007. The cash provided by operating activities in the six months ended June 30, 2008 was the result of our positive operating income.

Inventories increased from $4,078 thousand at the end of 2007 to $5,493 thousand as of June 30, 2008.

Capital expenditures on property and equipment in the six months ended June 30, 2008 were $460 thousand compared with $221 thousand in the six months ended June 30, 2007, mainly due to the fact that in the six months ended June 30, 2008 we increased investment in development and testing tools for our new product lines of server networking cards, and due to the upgrading of our IT systems.

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and TASE. The sale of units resulted in net proceeds of approximately $5.6 million. As of January 31, 2008 (i.e. the expiration date of the warrants), 399,934 warrants were exercised, of which approximately 108 thousand were exercised in January 2008, resulting in additional net proceeds of approximately $3.5 million in the aggregate (approximately $900 thousand for the month of January 2008).

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately $16.7 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.

We have cash and cash equivalents that we believe are sufficient for our present requirements.